Exhibit 10.10

M/A-COM Technology Solutions Inc.

100 Chelmsford Street

Lowell, MA 01851

February 8, 2011

Mr. Charles Bland

Re: Terms of your promotion to CEO

Dear Chuck:

On behalf of M/A-COM Technology Solutions Inc., a Delaware corporation (the “Company”), I am pleased to invite you to accept our offered promotion and assume the role of the Company’s Chief Executive Officer, reporting to the Board, effective immediately on the terms and conditions set forth in this letter. This is an exempt position and you will be working out of our Lowell, MA office.

The terms of this offer of employment are as follows:

1. At-Will Employment. You should be aware that your employment with the Company remains for no specified period and continues to constitute “at-will” employment. As a result, you are free to terminate your employment at any time, for any reason or for no reason. Similarly, the Company is free to terminate your employment at any time, for any reason or for no reason. We request that, in the event of a resignation, you give the Company at least two weeks’ notice.

2. Compensation. The Company will pay you a salary at the bi-weekly rate of $18,269.23 (“Base Salary”), which equals approximately $475,000.00 annually if fifty-two (52) weeks of employment are completed, payable in accordance with the Company’s standard payroll policies, including compliance with applicable withholding. The first and last payment of your Base Salary by the Company to you will be adjusted, if necessary, to reflect a commencement or termination date other than the first or last working day of a pay period. You will also be eligible to participate in a Company bonus plan, based on Company and/or individual performance targets determined by the Board of Directors from time to time, with a maximum annual bonus participation potential up to 100% of your annual Base Salary.

3. Restricted Stock Award. As you are aware, the Company’s parent, M/A-COM Technology Solutions Holdings, Inc. (“Parent”), has implemented a 2009 Omnibus Stock Plan (the “Plan”) to provide certain employees and other service providers with employment incentives. Subject to the approval by the Parent’s Board of Directors in accordance with applicable law, following your agreement to the terms contained in this letter, you will be granted 440,000 restricted shares of Parent’s Common Stock. Such shares shall be subject to a forfeiture restriction in favor of Parent in the event that your continuous employment with the Company ceases prior to the lapse of said forfeiture restriction pursuant to a time-based vesting schedule as follows: 200,000 of the shares subject to such award shall vest and no longer be subject to the forfeiture restriction on February 1, 2012, and an additional 60,000 such shares shall vest and no longer be subject to the forfeiture restriction on each of May 1, 2012, August 1, 2012, November 1, 2012 and February 1, 2013, in each case subject to your continued employment with the Company through such date. The vesting commencement date for such award shall be February 1, 2011. Notwithstanding the foregoing, in the event that the Company involuntarily terminates your employment other than for Cause (as defined below): (i) prior to February 1, 2012, then, subject to your execution, delivery and non-revocation of a general release of claims in favor of Parent and its affiliates on Parent’s standard form, a number of shares of your restricted stock award equal to the Year One Amount (as defined below) shall vest and no longer be subject to the forfeiture restriction without need of further action by any party; or (ii) on or after February 1, 2012 but before February 1, 2013, then, subject to your execution, delivery and non-revocation of a general release of claims in favor of Parent and its affiliates on Parent’s standard form, a number of shares of your restricted stock award equal to the Year Two Amount (as defined below) shall vest and no longer be subject to the forfeiture restriction without need of further action by any party. Any acceleration of vesting under (i) or (ii) above shall be effective on the third (3rd) business day following the first date at which both (x) you have executed, delivered and not revoked the above-described general release of claims, and (y) all revocation periods provided to you by applicable law in respect of such release have run. For the avoidance of doubt: (A) this is the only form of severance benefit the Company is agreeing to provide to you in the event of termination other than for Cause or otherwise, and (B) no acceleration of the vesting of your restricted stock award shall occur in any other circumstance, including, termination by the Company of your employment for Cause or upon your resignation, except as may otherwise be determined by the Board of Directors at some future date. This award shall be subject to the terms and conditions of the Plan and restricted stock agreement. No right to any stock is earned or accrued until such time as vesting occurs, nor does the grant confer any right to continued vesting or employment.

As used in this letter agreement:

(i) “Cause” means: (i) a material act of dishonesty or involving dishonest misrepresentation intended in either case to enrich you at the expense of the Company, (ii) your conviction of, or plea of nolo contendere to, a felony; (iii) your gross misconduct or fraud that materially and adversely affects the Company (monetarily or otherwise); or (iv) your (a) willful and material failure to discharge your employment duties or (b) a willful and material breach of this letter agreement or the ECIA (as defined below), in each case after you have received a written demand for performance from the Company (or notice of misconduct, where applicable) specifying the breach of employment duties and your failure to cure such breach (where such breach is curable) within thirty (30) days of the date of such notice from the Company.

(ii) “Year One Amount” means: the product of 16,666 multiplied by the aggregate number of whole and partial calendar months for which you remained continuously employed by the Company between February 1, 2011 and the date your employment with the Company terminated. For example: if your employment is terminated by the Company other than for Cause on June 15, 2011, the Year One Amount will be equal to 16,666 multiplied by 4.5 months, or 74,997 shares.

(iii) “Year Two Amount” means: the product of 20,000 multiplied by the aggregate number of whole and partial calendar months following the most recently-completed time-based vesting event applicable to your restricted stock award for which you remained continuously employed by the Company through the date your employment with the Company terminated. For example: if your employment is terminated by the Company other than for Cause on June 15, 2012, the Year Two Amount will be equal to 20,000 multiplied by 1.5 months, or 30,000 shares.

4. Relocation Assistance. If you accept this offer, the Company will require you and your spouse to move your primary residence from Traveler’s Rest, SC to the Boston, MA area, and in consideration of that move is prepared to offer you the following relocation terms. The Company will pay you a lump sum of $10,000, subject to applicable withholding, to cover general relocation expenses you may incur in moving to the Boston area. Three professional appraisals will be obtained for your South Carolina home (the Company will pick one appraiser, you will pick one and we will mutually agree on the third one), and the average of the three appraised values is hereinafter referred to as the “Average Price”. You will offer the house for sale at a price based on the Average Price. If you are able to sell the house within 60 days thereafter at or above the Average Price, you will do so, and the Company will pay your costs associated with the sale (realtor fee, closing costs, etc.). If, after 60 days on the market, you have been unable to arrange for a third-party sale of the home at or above the Average Price, then (i) the house will remain on the market until sold, (ii) the Company will pay you (or arrange for a relocation assistance intermediary to pay you) the amount of any excess of the Average Price over the then-current amount of your mortgage at that time (the “Net Payment”), which you will provide reasonable supporting documentation specifying, (iii) the Company will provide for any remaining mortgage payments, upkeep costs and any seller’s realtor costs and closing costs associated with the ultimate sale of the home, and (iv) you agree to support the sale of the home at any price the Company deems agreeable, and direct the realtor or otherwise take reasonable actions as requested by the Company to facilitate the expeditious sale of the home (without incurring any out-of-pocket cost). You will leave your existing home furnishings in the home to support the sale process throughout this period, and once the home is sold, the Company will pay to have the furnishings professionally packed and moved to a mutually agreeable storage facility. As you are aware, in connection with your service to date as the Company’s COO, the Company has been reimbursing your expenses for the cost of an apartment in the Boston area and your commuting costs back and forth from South Carolina. Upon the earlier of the date the home is sold and the date the Net Payment is made, the Company will discontinue this reimbursement.

5. Benefits. During the term of your employment, you will be eligible, provided that you meet the eligibility requirements of the relevant plans and policies, for the Company’s standard employee benefits applicable to employees at your level, including health, dental, vision, life, short and long-term disability insurance. The Company reserves the right to change the benefits it offers or the terms of such benefits from time to time. You shall maintain your current paid time off accrual rate of up to 25 days per year of employment in accordance with the Company’s standard policies.

6. Employee Confidentiality and Invention Assignment Agreement. You agree that the employee confidentiality and invention assignment agreement on the Company’s standard form when you previously began your employment with the Company (the “ECIA”) continues to bind you and applies to your employment as CEO.

7. No Conflicts. In this position, you will be expected to devote your full business time, attention and energies to the performance of your duties with the Company. You hereby represent to the Company that there are no agreements relating to your prior employment that may affect your eligibility to be employed by the Company, limit the manner in which you may be employed, or prevent you from performing the duties of your position.

8. Taxes. The Company may withhold from any amounts payable under this offer letter such federal, state and local income and employment taxes as the Company shall determine are required or authorized to be withheld pursuant to any applicable law or regulation. This offer letter is intended to be exempt from, or to satisfy, the requirements of Sections 409A(a)(2), (3) and (4) of the Internal Revenue Code of 1986, as amended, including current and future guidance and regulations interpreting such provisions, and should be interpreted accordingly.

9. General. This offer letter and the ECIA set forth the terms of your employment with the Company and supersede any and all prior representations and agreements made to or with you by the Company, any of its predecessors or affiliates, or any of their respective employees or agents, whether written or oral. As a Company employee, you will also be expected to abide by Company rules and regulations, whether set forth in a Company-approved employee handbook or otherwise, that may be modified from time to time. In the event of a conflict between the terms and provisions of this offer letter and the ECIA, the terms and provisions of the ECIA will control. Any amendment of this offer letter or any waiver of a right under this offer letter must be set forth in a writing signed by you and an authorized officer of the Company to be effective. The law of the state in which you are employed will govern this offer letter. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that we are both waiving any and all rights to a jury trial in connection with such dispute or claim.

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We look forward to you joining the Company. If the foregoing terms are agreeable, please indicate your acceptance by signing this offer letter in the space provided below and returning it to me.

Sincerely,

M/A-COM Technology Solutions Inc.

By:	/s/ Clay Simpson
Clay Simpson
General Counsel

AGREED TO AND ACCEPTED:

“Employee”

/s/ Charles R. Bland
Chuck Bland